[redacted]

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SECURITIES AND EXCHANGE COMMISSION

RECEIVED

MAR 1 2010

DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE CO
Washington, D.C. 2054

10028627

?PROVAL	
:	3235-0123
ebruary 28, 2010	
›rage burden	
hours per response......	12.00

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 46655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~NYLife~~ NYLife Distributors LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046655 FINRA DEC
NYLIFE DISTRIBUTORS LLC 10*10
ATTN: ALBERT LEIER
169 LACKAWANNA AVE 3RD FL
PARSIPPANY NJ 07054-1007

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Albert Leier (973) 394-3601

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150)

March 4, 2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0.00

H. Overpayment carried forward $(0.00)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NYLife Distributors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President, Financial Operations
(Title)

Dated the 23 day of FEBRUARY, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 100,993,542

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 70,759,449

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 52,637,653

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 3,511,043

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 24,342

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 1,914,950

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 128,847,437

2d. SIPC Net Operating Revenues $ (27,853,895)

2e. General Assessment @ .0025 $ 150

(to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Managers
and Sole Member of
NYLIFE Distributors LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of NYLIFE Distributors for the period from April 1, 2009 through December 31, 2009, which were agreed to by NYLIFE Distributors, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating NYLIFE Distributors' compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2009. Management is responsible for NYLIFE Distributors' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment dated March 4, 2009 in the amount of $150 compared to check number 2079 dated March 4, 2009. Noted no differences.

2. Compared the Total Revenue amount reported on Focus Line 12/Part IIA Line 9, code 4030 of the audited Form X-17A-5 for the year ended December 31, 2009 less the revenues reported on NYLIFE Distributors' Focus Reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the Total revenue amount of $100,993,542 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. Noted no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 1, revenues from the distribution of shares of registered open and investment companies, of $70,759,449 to the NYLIFE Distributors SIPC Assessment Schedule from Nicholas Milano, NYLIFE Distributors Accounting. The components of the calculation of this amount of $89,284,986 through December, minus $18,525,537 through March were compared from the SIPC Assessment

Schedule to the amounts in the NYLIFE Distributors general ledger. Noted no differences.

b. Compared deductions on line 3, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $52,637,653 to the NYLIFE Distributors SIPC Assessment Schedule from Nicholas Milano, NYLIFE Distributors Accounting. The components of the calculation of this amount of $67,211,153 through December, minus $14,573,500 through March were compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Distributors general ledger. Noted no differences.

c. Compared deductions on line 5, net gain from securities in investment accounts, of $3,511,042 to the NYLIFE Distributors SIPC Assessment Schedule from Nicholas Milano, NYLIFE Distributors Accounting. The components of the calculation of this amount of $3,878,178 through December, minus $367,136 through March were compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Distributors general ledger. Noted no differences.

d. Compared deductions on line 6, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $24,343 to the NYLIFE Distributors SIPC Assessment Schedule from Nicholas Milano, NYLIFE Distributors Accounting. The components of the calculation of this amount of $41,499 through December, minus $17,156 through March were compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Distributors general ledger. Noted no differences.

e. Compared deductions on line 7, direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business, of $1,914,950 to the NYLIFE Distributors SIPC Assessment Schedule from Nicholas Milano, NYLIFE Distributors Accounting. The components of the calculation of this amount of $2,677,206 through December, minus $762,255 through March were compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Distributors general ledger. Noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $(27,853,895) and $150, respectively of the Form SIPC-7T. Noted no differences.

   b. Recalculated the mathematical accuracy of the YTD December less YTD March amounts on the SIPC Assessment Schedule, and the subtotals for lines 2a through 2c on the SIPC Assessment Schedule. Noted no differences.

   c. Recalculated the mathematical accuracy of the YTD December and the YTD March subtotals of accounts used in the amount for lines 2c (1) on the SIPC Assessment Schedule. Noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of management and the board of managers of NYLIFE Distributors, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2010